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                                   EXHIBIT 99

                                                          NEWS RELEASE

                                                          Investor contact:
                                                          Phyllis Proffer
                                                          (920) 429-4391
                                                          Media contact:
                                                          Sheree Olson
                                                          (920) 429-4186

                GREGORY H. WOLF JOINS SHOPKO'S BOARD OF DIRECTORS

Green Bay, Wisconsin (November 16, 1998) -- ShopKo Stores, Inc. (NYSE:SKO) today announced the addition of Gregory H. Wolf to its board of directors. Wolf is President and Chief Executive Officer of Humana, Inc., one of the nation's largest publicly traded managed health care companies, based in Louisville, Kentucky. The addition of Wolf, approved by ShopKo's board of directors, increases the size of ShopKo's board from seven to eight members. Wolf's initial term on the board will expire at ShopKo's 1999 annual meeting of shareholders, where he will stand for reelection.

"I have known Greg Wolf for many years and am pleased he is joining ShopKo's board of directors," said Dale P. Kramer, ShopKo Chairman, President and Chief Executive Officer. "Greg is a leader in the managed care and insurance fields, and a dynamic and well-respected chief executive officer. His expertise will undoubtedly enhance our strategies for continued growth."

Wolf was named President and Chief Executive Officer of Humana, Inc., December 1, 1997. He joined the company in 1995 through the acquisition of EMPHESYS/Employers Health Insurance. In 1994, he engineered the initial public offering (IPO) for the EMPHESYS Financial Group. That IPO was the nation's most successful large cap IPO that year, providing the greatest return to shareholders as of year end. Wolf began his career at Employers Health, based in Green Bay, Wisconsin, in 1988 and held several executive offices before assuming the President's post in 1994.

Wolf serves on the boards of the Boys and Girls Clubs of Green Bay, Greater Louisville Inc., The Louisville Downtown Development Corporation, National City Bank of Kentucky and Humana, Inc.







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Wolf is a native of Erie, Pennsylvania, and is married with two children. He earned a bachelor's degree from Penn State University, where he was recently distinguished with the Penn State Alumni Fellows Award for exceptional contribution to the University's academic community. Wolf received a master's degree in Hospital and Health Services Administration from Central Michigan University.

ShopKo Stores, Inc., headquartered in Green Bay, Wisconsin, is a leading specialty discount retailer operating 147 stores in 16 states primarily in the Upper Midwest, Western Mountain and Pacific Northwest regions. The Company also serves the rapidly growing managed health care industry through its wholly-owned subsidiary, ProVantage, Inc. Serving a client base representing more than 25 million lives worldwide, ProVantage offers information technology support services, custom prescription benefit management (PBM) and vision benefit management (VBM) services. For more information about ShopKo or ProVantage, visit our web site at www.shopko.com.

This press release may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to important factors which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These factors include those referenced in the Company's current Annual Report on Form 10-K or as may be described from time to time in the Company's subsequent SEC filings.










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